

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2022

John Van Orden
Chief Financial Officer
Village Super Market Inc
733 Mountain Avenue
Springfield NJ 07081

      Re: Village Super Market Inc
          Form 10-K for the Fiscal Year Ended July 31, 2021
          Filed October 14, 2021
          File No. 001-33360

Dear Mr. Van Orden:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 11

1.   Please tell us and revise to disclose a substantive reason, specific to you why investors would find each of your non-GAAP measures useful. In addition, tell us why you believe adjusted net income and adjusted operating and administrative expense present more accurate year-over-year comparisons of your net income and operating and administrative expense from those calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Net income per share, page 31

2. Please tell us why the sum of "net income allocated, basic" for class A and B differs from net income on your consolidated statements of operations. Please also tell us why "weighted average shares outstanding, basic" and "weighted average shares outstanding, diluted" for class A differ from that that would be expected based on beginning and ending number of shares outstanding on your consolidated statements of shareholders' equity. In your response, consider whether providing us your computations would aid our understanding.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services